Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

November 13, 2020

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)

Sarbanes Oxley Review

Dear Ms. DiAngelo Fettig:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our conversation of October 22, 2020 with respect to the Registrant’s filings on forms N-CSR and N-CEN.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

With respect to Form N-CSR:

1.	In the graphical representation of holdings in the shareholder reports, you requested that future filings reflect derivative investments in the Portfolios.

Response:	Future shareholder reports will be updated as requested.

2.

With respect to the schedule of investments in the shareholder reports for Portfolios with rights or preferred stocks, you requested that future filings provide the expiration dates for rights and the interest rates on preferred stocks, if known.

Response:	Future shareholder reports will be updated as requested.

3.	With respect to The Growth Equity Portfolio, you noted that over the past three years the Portfolio has had significant (over 30%) exposure to the information technology

        November 13, 2020

sector and requested that Information Technology Sector Risk be added to the prospectus disclosure.

Response:	The disclosure will be revised as requested.

4.

You noted that The Commodity Returns Strategy Portfolio was entirely invested in S&P 500 futures and money market funds as of June 30, 2020 and asked how that relates to the Portfolio’s principal investment strategies.

Response:

Based on the Adviser’s evaluation of the Commodities Sector, the Portfolio’s assets were being held in a temporary defensive position as of June 30, 2020, as permitted under the applicable prospectus disclosure.

5.

You noted that The Institutional International Equity Portfolio had 36% of its assets invested in money market funds as of June 30, 2020 and asked whether the principal investment strategies disclosure in the prospectus should reference short-term fixed income investments.

Response:

The 36% of assets in money market funds were collateral for futures investments that were being used to equitize cash positions that were unusually large as of June 30, 2020 in anticipation of upcoming shareholder redemptions. The Portfolio would not normally hold such a large position in fixed income positions.

6.

You noted that certain Portfolios (The Corporate Opportunities Portfolio, The Institutional International Equity Portfolio and The Commodity Returns Strategy Portfolio had significant investments in underlying funds and referred to the Staff’s “Dear CFO” letter 1997-02 which indicates that the financial statements of the top-tier fund with significant investments in underlying funds include instructions for accessing the financial statements of the underlying funds.

Response:	Future shareholder reports will be updated as requested.

7.

You noted that the financial highlights for Portfolios that show acquired funds fees and expenses in the fee tables should include a footnote indicating that ratios do not include the effect of such acquired funds fees and expenses, if they are material.

Response:	The Registrant states that the acquired fund fees and expenses for the period were immaterial. Future shareholder reports will include the required footnote if such fees and expenses are material.

8.	In the statements of assets and labilities, you indicated that disclosures of payments to trustees should be shown separately, citing relevant sections of Regulation S-X.

Response:	The Registrant states that there were no outstanding payables to Trustees as of June 30, 2020.

        November 13, 2020

9.	In Note N in the notes to the financial statements, you asked that the Registrant consider stating that investments in the subsidiaries are limited to 25% of assets.

Response:	Future shareholder reports will be updated as requested.

10.

With respect to the disclosure about the Trustees and Officers in the shareholder report, you requested that a note be added that additional information is available in the statement of additional information.

Response:	Future shareholder reports will be updated as requested.

13.

With respect to Form N-CSR Item 4(e)(2), you noted that the number reported for the amount of auditor services pre-approved by the Audit Committee appeared unusually large and asked that the Registrant confirm the accuracy of that disclosure.

Response:	Upon further review, the response to Item 4(e)(2) should have been 0%. This response will be corrected in an amended Form N-CSR.

With respect to Form N-CEN:

1.

In Item B(22)(a), payments made to shareholders with respect to a NAV error are reported. You requested that details of the error be provided supplementally and asked whether any financial disclosures were considered necessary.

Response:

There was an NAV error in The Commodity Returns Strategy Portfolio in which the NAV was overstated by $0.02-$0.03 for a one week period. The error occurred when the fund accountant inadvertently recorded a futures option contract with an incorrect contract size. A contract of 250 was recorded at 25,000. The Portfolio was subsequently reimbursed by the fund accountant for a small (under $100) loss and changes were made in the applicable procedures to attempt to prevent any similar errors in the future. No financial disclosures were considered necessary.

2.	With respect to Item C(21), you asked that the Registrant explain why the Item was not answered.

Response:	The Registrant did not engage in swing pricing and will reflect such response in future filings, as applicable.

3.	With respect to Item C(5), you inquired as to why The Commodity Returns Strategy Portfolio is not reported as investing in a controlled foreign subsidiary.

Response:	While the Portfolio is authorized to invest in a controlled foreign subsidiary, as of June 30, 2020, the Portfolio did not have any such investments.

        November 13, 2020

4.

With respect to The Catholic SRI Growth Portfolio, you noted that Item C(8)(b) stated that there were no fee waivers but that the statement of operations in the financial statements indicated that there were such waivers.

Response:

Registrant states that there were fee waivers during the fiscal year ending June 30, 2020 for The Catholic SRI Growth Portfolio which were reflected as voluntary fee waivers on the St. of Operations. The Form N-CEN should have reflected a “Y” for Item C(8)(b), but was inadvertently misinterpreted to be asking whether there were any waivers under expense limitation arrangements (i.e. contractual).

5.	You noted that Item B(10) indicated that there were shareholder votes during the period, but that you were not able to find disclosure regarding such votes in the annual report.

Response:

Certain of the shareholder votes results referenced under Item B(10) were disclosed in the annual report; such as relating to The Emerging Markets Portfolio. However, certain other events were unintentionally only disclosed in the semi-annual report as a subsequent event without the corresponding voting results disclosed in the annual report. A corrected N-CSR will be filed. Future shareholder reports will reflect full disclosure of any shareholder votes, as applicable.

Very truly yours,

/s/ Don E. Felice